Via Facsimile and U.S. Mail
Mail Stop 6010

July 31, 2009

C. Edward Chaplin
Chief Financial Officer
MBIA Inc.
113 King Street
Armonk, NY 10504

Re: MBIA Inc.
     Form 10-K for the Fiscal Year Ended December 31, 2008
     Filed March 2, 2009
     File Number: 001-09583

Dear Mr. Chaplin:

   We have completed our review of your Form 10-K and have no further
comments at this time.

                                        Sincerely,

                                        Joel Parker
                                        Accounting Branch Chief